UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2016

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: July 7, 2016	By:	/s/Bo Yung Chen
	Name:	Bo Yung Chen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2016/06/21 : To announce the 4G LTE Expansion in 2016 (NOKIAPart), etc. acquisition with total amount exceeding NT$500 million
99.02	Announcement on 2016/06/22 : Changes of members of the Audit Committee and the Compensation Committee
99.03	Announcement on 2016/06/25 : To announce The 4G LTE Expansion in 2016 (ERICSSON Part) etc. acquisition with accumulated amount exceeding NT$500 million
99.04	Announcement on 2016/06/25 : To announce the record date for dividend distribution
99.05	Announcement on 2016/06/25 : Member of Our Board of Directors Compensation Committee transaction
99.06	Announcement on 2016/06/25 : To announce the new members of the Audit Committee
99.07	Announcement on 2016/06/25 : To announce the resolution of Annual General Meeting to release the restrictions on competitive activities on directors
99.08	Announcement on 2016/06/25 : Change of the representative of Juristic-Person Director
99.09	Announcement on 2016/06/25 : To announce the resignation of the new Independent Director, Chen Yung- Chen
99.10	Announcement on 2016/06/25 : Elections for Directors filling expired terms
99.11	Announcement on 2016/06/25 : Major resolutions of 2016 Annual General Meeting
99.12	Announcement on 2016/06/27 : The board of directors appointed the chairman as CEO
99.13	Announcement on 2016/06/27 : To announce the new members of the Board of Directors Compensation Committee
99.14	Announcement on 2016/06/27 : New appointment of the President
99.15	Announcement on 2016/06/27 : Election of the Chairman
99.16	Announcement on 2016/06/28 : Announcement of the litigation with Yunlin County Government for the expenditure sharing of duct construction project for the High Speed Railway
99.17	Announcement on 2016/07/07 : Chunghwa Telecom announces its operating results for June 2016
99.18	Announcement on 2016/07/07 : June 2016 sales